Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 15 DATED FEBRUARY 5, 2015

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 11, dated November 17, 2014, Prospectus Supplement No. 12, dated December 5, 2014, Prospectus Supplement No. 13, dated December 10, 2014, and Prospectus Supplement No. 14, dated January 7, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared; and

C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of February 4, 2015, we had raised gross proceeds of approximately $72.7 million from the sale of approximately 7.7 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On January 20, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from January 1 through January 31, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On February 2, 2015, $309,644 of these distributions were paid in cash and on January 31, 2015, $142,892 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of January 31, 2015:

Investments

Since the Company commenced operations and through January 31, 2015, the Company has funded in excess of $77.2 million in term loans and trade finance facilities. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%	$10,000,000	$6,770,294	Job Creation
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	7/28/2015	9.00%	$7,000,000	$6,000,000	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	6/4/2015	11.98%	$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	3/3/2015	12.75%	$1,400,000	$1,400,000	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	3/17/2015	14.75%	$5,000,000	$5,000,000	Job Creation
Construction Materials Distributor[5]	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	5/29/2015	12.75%	$750,000	$656,175	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	2/13/2015	12.00%	$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative[6]	Dairy Products	Argentina	Trade Finance	11/3/2015	10.33%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer[7]	Converted Paper and Paperboard Products	Peru	Term Loan	06/15/2017	15.60%	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	3/1/2015	12.50%	$5,000,000	$4,330,398	Job Creation
Fruit & Nut Distributor[8]	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$1,154,848	Job Creation
Meat Processor	Meat Products	South Africa	Trade Finance	2/28/2015	12.50%	$1,000,000	$626,110	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	10/1/2015	17.50%	$2,500,000	$2,415,367	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	4/28/2015	12.50%	$1,000,000	$1,000,000	Job Creation
Soybean Distributor	Fats and Oils	Argentina	Trade Finance	12/12/2014	9.02%	$3,500,000	$0	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	4/30/2017	12.43%	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	3/12/2015	15.00%	$2,500,000	$1,746,257	Job Creation
Portfolio Totals						$61,650,000	$50,849,449

[1]	Given the nature of trade finance contracts, trade finance borrowers typically have a 30 day grace period relative to the maturity date.
[2]	Interest rates are as of January 31, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of January 31, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	On January 28, 2015, TriLinc funded $182,109 as part of an existing $750,000 trade finance facility at a fixed interest rate of 12.75% to the Construction Materials Supplier. The transaction, set to mature on May 29, 2015, is supported by specific piping and fitting inventory.
[6]	On January 16, 2015, TriLinc funded $500,000 as part of an existing $6,000,000 trade finance facility at a fixed interest rate of 10.33% to the Dairy Co-Operative. The transaction, set to mature on November 3, 2015, is supported by a purchase contract with a large developed market company.
[7]	The interest rate includes 2.50% of deferred interest.
[8]	On January 22, 2015, TriLinc funded $1,250,000 as part of an existing $1,250,000 trade finance facility at a fixed interest rate of 17.5% to the Fruit and Nut Distributor. The transaction, set to mature on May 22, 2015, is supported by a purchase and repurchase agreement that is secured by specific fruit and nut inventory, as well as receivables.

As of January 31, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Portfolio Totals					$13,219,325

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics

Total Assets (est.)	$65,479,906
Current Loan Commitments	$61,650,000
Leverage	0%
Weighted Average Portfolio Loan Size	$3,635,950
Weighted Average Portfolio Duration	0.42 years
Weighted Average Position Yield	12.7%
USD Denominated	100%
Countries	7

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Agricultural Supplies Producer	South Africa	10.3%
Agriculture Distributor	Argentina	9.2%
Beef Exporter	Argentina	9.2%
Dairy Co-Operative	Argentina	9.2%
Cement Distributor	Kenya	7.6%

Investment Type	Developing Economies	Sector Diversification

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an impact overview of the Company’s investment portfolio as of January 31, 2015:

Impact Overview as of January 31, 2015

The Company’s borrower companies currently employ a total of 10,216 employees.

Percentage of the Borrowers that:

Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	53%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	82%

Top Borrower Impact Objectives (total over 100% as borrowers can choose multiple)

Job Creation	94%
Agricultural Productivity & Food Security	18%
Capacity-Building	6%
Health Improvement	6%
Wage Increase	6%

Additional Borrower Impact Highlights

Percentage of employees receiving training or technical assistance	27%
Percentage of female employees	13%